SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 27, 2012, relating to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the outstanding shares of Talbots common stock, par value $0.01 per share, together with the associated stock purchase rights, for $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012, as amended, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including the Purchaser, with the SEC on June 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph under the heading “Offer” beginning on page 2 of the Statement with the following:

“The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, among Parent, the Purchaser and the Company, as amended on July 20, 2012 (the “Merger Agreement”).”

Item 2 of the Statement is hereby amended and supplemented by adding the following before the last paragraph under the heading “Offer” beginning on page 2 of the Statement:

“On July 20, 2012, the Company, Parent and the Purchaser entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”). Pursuant to the Merger Agreement Amendment, it is no longer a condition precedent to the completion of the Offer that the Purchaser or Parent receive any debt financing proceeds. In addition, the Merger Agreement Amendment provides, under certain circumstances, the Purchaser with the right to extend (or re-extend) the Offer and the expiration date of the Offer for one or more periods, in consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (i) all of the conditions of the Offer have been satisfied or waived by the Purchaser or Parent (to the extent waivable in accordance with the terms of the Merger Agreement) and (ii) the proceeds of the committed debt financing (or the proceeds of any alternative debt financing arranged in accordance with the terms of the Merger Agreement for all of such committed debt financing) have not been received by the Purchaser or Parent and lenders party to the debt commitment letters (or the new debt commitment letter or letters for any alternative debt financing) have not confirmed to Parent and the Purchaser that the proceeds of the committed debt financing (or any alternative debt financing) in an amount sufficient to consummate the Offer and the Merger will be available at the Offer closing on the terms and conditions set forth in the debt commitment letters (or the new debt commitment letter or letters for any alternative debt financing); provided, however, that if, at any then-scheduled expiration date of the Offer, (i) all of the conditions of the Offer have been satisfied or waived by the Purchaser or Parent (to the extent waivable in accordance with the terms of the Merger Agreement) and (ii) the proceeds of the committed debt financing (or the proceeds of any alternative debt financing arranged in accordance with the terms of the Merger Agreement for all of such committed debt financing) have been received by the Purchaser or Parent or lenders party to the debt commitment letters (or the new debt commitment letter or letters for any alternative debt financing) have confirmed to Parent and the Purchaser that the proceeds of the committed debt financing (or any alternative debt financing) in an amount sufficient to consummate the Offer and the Merger will be available at the Offer closing on the terms and conditions set forth in the debt commitment letters (or the new debt commitment letter or letters for any alternative debt financing), then the Purchaser and Parent shall only have a one-time right to extend the Offer for a period of five business days. The foregoing description of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment, which is filed as Exhibit (e)(32) hereto and is incorporated herein by reference.”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Statement is hereby amended and supplemented by adding the following after the first paragraph under the heading “Relationship with Parent and Sycamore—Merger Agreement” beginning on page 2:

“On July 20, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement Amendment. The Merger Agreement Amendment is filed as Exhibit (e)(32) hereto and is incorporated herein by reference.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Statement is hereby amended and supplemented by adding the following after the last paragraph under the heading “Background of the Offer and Merger” beginning on page 35 of the Statement:

“On July 20, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement Amendment.”

ITEMS 1 THROUGH 8.

Items 1 through 8 of the Statement are hereby amended and supplemented to include the following:

“On July 18, 2012, the Company received a letter from the Pension Benefit Guaranty Corporation confirming that it will take no action with respect to the acquisition of the Company by Sycamore Partners as of such time.”

ITEM 9.	EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(26)	Press Release issued by Sycamore Partners, L.P. and The Talbots, Inc. on July 20, 2012 (incorporated by reference to Exhibit 99.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2012).

(e)(32)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 20, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC. a Delaware corporation

By:	/s/ Richard T. O’Connell, Jr.
Name: Title:	Richard T. O’Connell, Jr. Executive Vice President

Dated: July 20, 2012

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(26)	Press Release issued by Sycamore Partners, L.P. and The Talbots, Inc. on July 20, 2012 (incorporated by reference to Exhibit 99.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2012).

(e)(32)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 20, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2012).